SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[February 25, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

Moody’s changed the outlook to stable on Metso’s long-term rating

(Helsinki, Finland, February 25, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Moody’s Investors Service has confirmed the current Ba1 long-term ratings for Metso Corporation and changed the outlook from negative to stable.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and in selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 23,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
 Pekka Hölttä, Senior Vice President, Corporate Trasurer, Metso Corporation, tel. +358 204 84 3195
Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253

or

Eeva Mäkelä, Vice President, Investor Relations, Metso Corporation, tel. +358 20 484 3253
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

SIGNATURES

Date     February 25, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation